January 14, 2016

VIA EDGAR

John Reynolds

Assistant Director

U.S. Securities and Exchange Commission

Office of Beverages, Apparel, and Mining

Washington, D.C.

Re: REGULUS Corporation

Amendment No. 3 to Registration Statement on Form S-1

Filed December 17, 2015

File No. 333-205130

Dear Mr. Reynolds:

On behalf of REGULUS Corporation. (the “Registrant” or the “Company”) we respond below to comments of the SEC staff on the above-referenced registration statement. We set forth specific staff comments and then provide our response. We have attached a revised draft prospectus reflecting our responses and minor product changes, clarifications and corrections.

Dilution, page 22

1.	Please provide us with your calculations of “Post Offering Net Tangible Book Value Per Share” and “Dilution Per Share for New Shareholders” at September 30, 2015 under all scenarios described in your filing.

RESPONSE: The Registrant has revised its disclosure accordingly.

Business Operations, page 29

2.	We note the revisions made in response to comments 5 and 6. However, we continue to note references to existing clients despite updated disclosure that you have not yet engaged in business dealings with any prospective clients. Please revise to provide the basis for these and similar statements or remove them. As 2 non-exclusive examples, it is unclear (1) what existing clients and investors you reference when you state on page 29 that you “utilize independent sales personnel working in Florida and Illinois to generate additional clients and investors,” and (2) what existing services and relationships support the statement on page 30 that “Regulus provides full-service, extensive corporate financial consulting advice to corporate clients.” Please revise accordingly.

RESPONSE: The Registrant has revised its disclosures throughout to accurately reflect that it has only one client engagement to date and remove any reference to multiple existing clients, for example:

REGULUS will provide end-to-end financial, business consulting and capital formation services to its clients. The Company has only one client engagement to date, but plans to utilize independent sales personnel working in Florida and Illinois to generate additional clients and investors.

3.	Additionally, please revise at the first reference to clarify, if true, that Morningstar Services is not related to the large, well-known investment research and financial advisory firm with a similar name.

RESPONSE: The Registrant has revised its disclosures to clarify that Morningstar Services is not related to the large, well-known investment research firm Morningstar, Inc. as follows:

On March 25, 2015, the Company entered into an agreement with Morningstar Services of Irvine, California. This engagement represents our only client engagement to date. Morningstar Services is not related to Morningstar, Inc., the well-known provider of independent investment research and financial advisory services.

Balance Sheet, page 53

4.	Please tell us your basis in GAAP for presenting Sky Pass Corp’s Shareholder’s Deficit in your balance sheet as of September 30, 2015, rather than your own. Please also expand your disclosure to describe Sky Pass Corp’s business and the relationship between Sky Pass Corp and Regulus Corporation.

RESPONSE: The Registrant has revised its financial statements to remove all reference to Sky Pass Corp. The Registrant further states that there is no relationship between Sky Pass Corp and Regulus Corporation.

Note 4. Related Party Transactions, page 61

5.	Your disclosure indicates that you have received $35,000 in a demand unsecured promissory note from Raj Shah which will enable him to convert this principal into 70,000 shares of common stock valued at $0.50 per share after your registration goes effective and you recorded $35,000 cash proceeds and convertible note payable related party in the period ended September 30, 2015. We also note your disclosure under Related Party Stock Issuance on page 43 stating that “Raj Shah executed a promissory note in favor of the Company in the principal amount of $35,000. The note was given in exchange for the issuance of 70,000 shares of the Company’s common stock to Mr. Shah… As of the date of this prospectus, Mr. Shah has made no payments of principal on this note.” Please revise your disclosure to reconcile the difference and clarify the amount of cash payments you received from Mr. Shah.

RESPONSE: The Registrant has revised its disclosures throughout to reflect that Mr. Shah has made all necessary payments on the note.

Item 15. Recent Sales of Unregistered Securities, page 65

6.	We reissue comment 12. Please reconcile the disclosure in this section with the disclosure elsewhere in the prospectus and the financial statements. The financial statements reflect 1 million shares of common stock issued through March 31, 2015. However, this section only reflects 975,000 shares issued in that same time period.

RESPONSE: The Registrant has revised its disclosures throughout to accurately reflect the unregistered sale of 1,000,000 shares of common stock to three parties.

Exhibit 23.1

7.	Please make arrangements with your auditors for them to file a revised consent which references their audit report with respect to your consolidated financial statements for the period February 5, 2015 (inception) through September 30, 2015.

RESPONSE: The Registrant has uploaded its auditor’s revised consent.

Exhibits

8.	We reissue comment 13. Please file your exhibits with an acceptable electronic format. Refer to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual.

RESPONSE: The Registrant has uploaded its exhibits appropriately.

We hope that our letter has addressed each of the Staff’s comments. If you have any questions regarding our responses, please do not hesitate to contact me.

Yours very truly,

/s/ Adam S. Tracy

Adam S. Tracy